Exhibit 3.2
Certificate of Designations of Series A Junior Participating Preferred Stock
of
Express Scripts, Inc.
(excerpt)
Section 10. Amendment. If any proposed amendment to the Certificate of Incorporation (including this Certificate of Designations) would alter, change or repeal any of the preferences, powers or special rights given to the Series A Preferred Stock so as to affect the Series A Preferred Stock adversely, then the holders of the Series A Preferred Stock shall be entitled to vote separately as a class upon such amendment, and the affirmative vote of a ~~two-thirds~~majority of the outstanding shares of the Series A Preferred Stock, voting separately as a class, shall be necessary for the adoption thereof, in addition to such other vote as may be required by the General Corporation Law of the State of Delaware.